Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this SEC Filing on Form 6-K of our report dated February 13, 2026 with respect to the consolidated financial statements of Carve Group Ltd (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2024 and 2025 and for the years ended June 30, 2024 and 2025, appearing in this Form 6-K.

/s/ Enrome LLP

Singapore, Singapore

February 13, 2026

143 Cecil Street #19-03/04 GB Building Singapore 069542	admin@enrome-group.com www.enrome-group.com